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Michael C. Donlon

mdonlon@bsk.com

P: 716.416.7015

May 11, 2022

VIA EDGAR SUBMISSION

Mr. David M. Plattner

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Servotronics, Inc. Preliminary Proxy Statement on Schedule 14A Filed on April 29, 2022 File No. 001-07109

Dear Mr. Plattner:

On behalf of our client, Servotronics, Inc. (the “Company”), we are responding to the comments in respect of the Preliminary Proxy Statement on Schedule 14A filed by the Company on April 29, 2022 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 6, 2022 (the “Comment Letter”). Together with these responses, the Company is concurrently filing with the Commission via EDGAR Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”).

The Company’s responses to the Staff’s comments are indicated below, immediately following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

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PRE 14A filed April 29, 2022

General

1.	Staff Comment: We note that you filed your preliminary proxy statement under the EDGAR tag of "PRE 14A," as opposed to the EDGAR tag of "PREC14A," the latter of which should be used for contested solicitations. Please keep this in mind for future reference, and please ensure that subsequent filings are filed under the correct EDGAR tag.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s failure to use the correct PREC14A EDGAR tag for the Preliminary Proxy Statement was inadvertent. The Company has filed Amendment No. 1 using the EDGAR tag “PREC14A” and the Company undertakes that all of its successive filings, including any definitive proxy statement, will be filed under the correct EDGAR tag.

Mr. David M. Plattner

May 11, 2022

2.	Staff Comment: Please file a preliminary form of proxy with your next filing.

Company Response: In response to the Staff’s comment, the Company has filed a preliminary form of proxy with Amendment No. 1.

Background of the Solicitation, page 8

3.	Staff Comment: We note the following statement on page 8: "The nomination notice disclosed that Star Equity owned 28,555 shares of Common Stock, constituting approximately 1.18% of the outstanding shares." Please add context to this information by disclosing updated information known to the Company, specifically, for example, Star Equity's disclosure in an April 8, 2022 DFAN14A filing of an increased number of owned shares.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the statement on page 8 regarding Star Equity’s stock ownership information is accurate as of the date of the nomination notice. In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 1 to add context as follows.

“On April 8, 2022, Star Equity issued a press release titled “Star Equity Fund Urges Servotronics to Schedule 2022 Annual Meeting.” The press release disclosed that as of April 8, 2022, Star Equity owned 44,688 shares of Common Stock, constituting approximately 1.79% of the outstanding shares.”

4.	Staff Comment: We note the following statement on page 9: "As a result of these changes the size of the Board was increased seven Directors" (emphasis added). Please clarify.

Company Response: In response to the Staff’s comment, the Company has revised the statement on page 9 of Amendment No. 1 to read as follows:

“As a result of these changes the size of the Board was increased to seven Directors, which will be reduced to six directors after the Annual Meeting.”

Mr. David M. Plattner

May 11, 2022

Proposal 1 - Election of Directors, page 15

5.	Staff Comment: We note the reference on page 15 to a potential substitute nominee. Please confirm that in the event you select a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Company Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that if the Company selects a substitute nominee prior to the Annual Meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

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On behalf of the Company, we hereby confirm the Company’s and its management’s understanding that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (716) 416-7015.

Very truly yours,

BOND, SCHOENECK & KING, PLLC

/s/ Michael C. Donlon

Michael C. Donlon

Member